Not for publication, release or distribution in or into the United States.

Leading industrial groups, financially strong:

~~Aker~~ Kvaerner refocused

Oslo, 1 March 2004 – In line with previously announced industrial ambitions, the Board of Aker Kvaerner has approved plans for a three-way reorganisation of the group into two focused industrial groups, each leading players within their fields, and one industrial holding company.

"We will create a financially strong industrial group with activities within oil, gas, energy and process, and a strong and separate shipbuilding group. Non-core activities and ownership positions will remain in the holding company," stated Helge Lund, Group President and CEO of Aker Kvaerner.

"The three-way reorganisation is consistent with our long term strategy, and we are convinced that this change will benefit all of our stakeholders," Helge Lund continued. "Each entity will be strong and financially sound. Employees, leaders and boards will be able to concentrate on core activities and value creation for our customers and shareholders."

Three new groups

Aker Kvaerner's current activities within the Oil & Gas and Engineering & Construction segments will be combined into one group, a leading provider of engineering, construction, technology products and services to the oil, gas, energy and process industries. This new group will be named Aker Kværner ASA and listed, most likely in the second quarter this year after an initial public offering (IPO) of approximately NOK 2 billion.

The shipbuilding activities in Finland and Germany will be combined with Aker Yards to form Europe's leading, and the world's fifth largest, shipbuilding group. With 13 shipyards in Europe and one in Brazil, the combined group will be a leader in several markets segments, including cruise ships, container vessels, conventional and high-speed ferries, ro-ro vessels, chemical tankers and offshore service vessels. The combined group will retain the Aker Yards name and be listed later this year.

The current Aker Kværner ASA, which as a consequence of the restructuring will revert to using the Kværner ASA name, will become the principle shareholder in the new Aker Kvaerner and Aker Yards, respectively. Both industrial groups will continue to be consolidated in Kvaerner's accounts. Its main activities will be to manage its ownership positions and continue the development of its various existing operational and non-operational interests. Kvaerner will continue to be listed on the Oslo Stock Exchange.

dlw 3/17

"Since 2001, our main operations have developed favourably. Financial strength has been regained, and much uncertainty has been eliminated. Our group is now strong enough to conclude these structural changes and create an even better foundation for continued growth and development", commented Helge Lund.

Transactions

On 27 February 2004, the Board of Aker Kværner ASA approved the restructuring plan. In order to conclude the plan, a number of inter-linked transactions are planned over the next 4-6 months. The main transactions are as follows:

- **Refinancing**
  The new Aker Kvaerner group will establish new debt financing and consume the 10-year subordinated debt which is currently held by the parent company of the group. The existing 3-year debt, which would mature at the end of this year, will be repaid.

- **Shipbuilding merger**
  The Aker Yards shipbuilding group will be combined with Kvaerner Masa-Yards and Kvaerner's 40 per cent ownership in Aker Ostsee, creating a shipbuilding group initially wholly owned by Kvaerner. As consideration, the owner of Aker Yards, the Aker RGI group, will receive 10.69 million shares in Kværner ASA subscribed at NOK 145 per share. The equity of Aker Yards has been valued at NOK 1.55 billion in the transaction. The valuation is supported by a fairness opinion prepared by Fondsfinans.

  A merger plan for the combination of the businesses has been approved by the boards of Aker Yards, the Kværner ASA subsidiary that will assume Aker Yards' activities, and of the current Aker Kværner ASA. Completion of the transaction is subject to customary conditions with regard to third party approvals and due diligence, as well as approval at the annual general meeting of the current Aker Kværner ASA.

  Key figures from the profit and loss statement and balance sheet of the acquired Aker Yards group for the year and quarter, respectively, ended 31 December 2003 are set out in an appendix together with key pro forma figures for the combined Aker Yards group.

- **IPO and listing of Aker Kvaerner**
  The new Aker Kvaerner group has applied for a separate listing on the Oslo Stock Exchange. The structure and terms of the equity offering will be determined after pre-marketing towards domestic and international institutional investors.

- **Voluntary share swap offer**
  Following the refinancing, shipbuilding merger and IPO of Aker Kvaerner, Kværner ASA will have sufficient financial capacity to extend a voluntary offer to its shareholders to exchange their Kværner ASA shares for direct ownership in the new Aker Kvaerner and Aker Yards groups. The final terms of the swap offer will be determined after the IPO of Aker Kvaerner.

- **Listing of Aker Yards**
  After the distribution of Aker Yards shares to the Kværner ASA shareholders upon completion of the voluntary share swap offer, the Aker Yards shipbuilding group will apply for a separate listing on Oslo Stock Exchange, possibly in combination with a secondary share offering by Kværner ASA.

Carnegie ASA and Enskilda Securities ASA are acting as Aker Kvaerner's financial advisors in connection with the restructuring and will act as joint lead managers of the IPO. DnB Nor Markets, Nordea Securities and Pareto Securities will act as co-lead managers of the IPO.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA. Tel: +47 67 51 30 36, mobile +47 913 10 458

Investor relations:
Tore Langballe, Vice President Group Communications, Aker Kværner ASA. Tel: +47 67 51 31 06, mobile +47 907 77 841

Presentation material has been filed with the Oslo Stock Exchange and is available at their web site.

Post transactions: Three listed companies


Public
Aker RGI/ AMA
11-20%
80-89%
KVÆRNER
Public
50% -
50%+ *
AKER KVÆRNER
Public
50%+
50% -
aker yards.

- Management of
  - Operational actvities
  - Investments
  - Non-operational interests

- Strong business, good profitability
- Focus on global growth and execution excellence

- Among top 5 global shipbuilders
- Fully realise synergies with Aker Yards

* Intention to reduce ownership over time
Assumes shipbuilding merger and fully accepted exchange offer

Preliminary key figures

2003, NOK bn	Kvaerner (former Aker Kvaerner, including Aker Yards)	Aker Kvaerner[1] (former Oil & Gas and Eng & Constr)	Aker Yards (Aker Yards and Masa-Yards combined)
Revenues	48.7	31.2	15.9
EBITDA	1.6	1.0	1.6
Net int bearing items	-0.4	-3.3[2]	1.2[2]
Total Assets	40.2	19.4	11.2
Order backlog	50.2	32.0	18.2
Employees	38,000	22,000[3]	14,000
CEO	Kjell Inge Røkke	Helge Lund	Karl E Kjelstad

[1] Assumes IPO and equity offering.
[2] Excl project financing & 10 yr note at face value
[3] Excl agency-personell and subcontractors

Enclosure

PROFORMA Aker Yards + Masa + Kværner Warnow

	2 003	2 002	2 001
Revenue	15 865	18 386	20 203
EBITDA	1 619	1 379	890
EBITA	1 356	1 090	593
EBIT	1 297	1 067	586
Gross cash position	2 272	3 138	2 986
Net interest bearing items	1 171	226	60
Order backlog year end (mrd)	18,2	17,7	28,6

Aker Yards Group	**2 003**	**2 002**	**2 001**
Revenue	9 713	9 448	8 617
EBITDA	801	617	408
EBITA	665	500	285
EBIT	606	477	278
Gross cash position	611	895	809
Net interest bearing items	(321)	(1)	(264)
Order backlog year end (mrd)	10,9	9,0	13,8

Aker Warnow included by 100% in 2003